Exhibit 4(a).10

CDC GAMES CORPORATION

as Purchaser

CHINA.COM CORP. LIMITED

as Seller

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT effective as of November 17, 2006, is made by and among CDC GAMES CORPORATION, a company organized and existing under the laws of the Cayman Islands, with a corporate office located at 33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (the “Purchaser”); and CHINA.COM CORP. LIMITED, a company organized and existing under the laws of Hong Kong, with its corporate headquarters located at 33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong (the “Seller”), all of whom may be collectively referred to herein as the “Parties” or individually as a “Party”.

WITNESSETH

WHEREAS, just prior to the Closing (defined herein), the Seller is the only legal and beneficial owners of the Equity Interest (defined herein) which they desire to sell to the Purchaser and Purchaser wishes to purchase the Equity Interest from the Seller.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt of which is hereby acknowledged, the Parties agree as follows:

Section 1. Definitions and Principles of Construction

1.01 Defined Terms. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

“$” shall mean, when used by itself, the United States dollar, the legal currency of the United States.

“Affiliate” shall mean any Person that directly, or indirectly through one or more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

“Agreement” shall mean this Stock Purchase Agreement, the exhibits and schedules hereto and the certificates delivered in accordance herewith, as the same may be amended, supplemented or modified from time to time.

“Assets” shall mean all of the assets of the Companies including but not limited to the Intellectual Property, the IP Assets, all material contracts and the Equipment Leases.

“Board” shall mean the board of directors of the Companies.

“Bonus Consideration” shall have the meaning given to such term in Section 2.02(a).

“Business Day” shall mean a day other than Saturday, Sunday or any day on which banks located in Hong Kong are authorized or obligated to close.

“Claim Notice” shall mean written notification pursuant to Section 10.02(b) enclosing a copy of all papers served, if any, and specifying the nature of and basis for such claim together with the amount or, if not then reasonably ascertainable, a bona fide estimate of the amount of such claim.

“Closing” shall have the meaning given to such term in Section 2.03.

“Closing Date” shall mean the date of the Closing.

“Common Stock” shall mean in the case of: (a) Prime Leader Holdings Limited, the common stock including, without limitation all ordinary shares par value $1.00 in the capital of Prime Lender Holdings Limited; and (b) CDC Games Limited, the common stock including, without limitation all ordinary shares par value $1.00 in the capital of CDC Games Limited.

“Companies” shall mean Prime Leader Holdings Limited, a company organized and existing under the laws of the British Virgin Islands and CDC Games Limited, a company organized and existing under the laws of the British Virgin Islands both having a registered office of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

“Constitution” shall mean the certificate or articles of incorporation and by-laws, or similar charter documents, as may be amended from time to time.

“Effective Date” shall mean the date of this Agreement.

“Employee Litigation” shall have the meaning given in Section 3.09.

“Employee Plan” shall mean any “employment benefit plan” is maintained, administered or contributed to by the Seller or the Companies and covers any employee or former employee of the Companies.

“Equity Interest” shall mean the Common Stock representing 100% of the total issued and outstanding shares in the Companies on a fully diluted basis which are currently owned by the Seller and which shall be purchased by the Purchaser in accordance with the terms of this Agreement, as of the Closing including without limitation all of the ordinary shares of the Companies.

“Equipment Leases” shall mean leases of, and agreements to hire, equipment (including motor vehicles) to the Companies.

“Expert” shall mean an independent valuation or appraisal firm as determined by the Purchaser and the Seller acting reasonably and payment for which shall be shared equally between the Seller and the Purchaser.

“GEM” means the Growth Enterprise Market of the Stock Exchange of Hong Kong Limited.

“Governmental Licenses” shall have the meaning given to such term in Section 3.12.

“Governmental or Regulatory Authority” shall mean any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of any state of the United States or any applicable foreign country or any domestic or foreign state, county, city or other political subdivision.

“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China.

“Inception Date” shall mean: (a) January 5, 2004 in the case of Prime Leader Holdings Limited; and (b) September 27, 2005 in the case of CDC Games Limited, being the date of incorporation of the Companies.

“Indemnified Party” shall have the meaning given in Section 10.01.

“Indemnifying Party” shall have the meaning given in Section 10.01.

“Indemnified Period” shall mean the period between Closing until twelve (12) months from the Closing.

“Insolvency Proceeding” means proceedings by or against a Person under the United States or Hong Kong bankruptcy code or other insolvency law, or the bankruptcy or insolvency law of any jurisdiction of the United States or Hong Kong which proceedings may include assignments for the benefit of creditors or proceedings seeking reorganization, arrangement or other similar relief.

“Intellectual Property” shall mean: (a) all copyrightable works, copyrights, design rights including all improvements, revisions, amendments, modifications or alternations and all applications, registrations, and renewals in connection therewith; (b) all trademarks, service marks, trade dress, logos, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all inventions discoveries and patents (whether patentable or unpatentable and whether or not reduced to practice), all improvements, revisions, amendments, modifications or alternations thereto; (d) all trade secrets and confidential information (including ideas, research and development, know-how, formulas, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals); (e) all computer software (including data and related documentation) or source or object code, including all improvements, revisions, amendments, modifications or alternations; (f) all other proprietary, intellectual and industrial rights in whatever form or medium, including moral rights; and (g) the IP Assets.

“IP Assets” shall mean the computer software in part or whole created, developed, designed, owned and/or licensed by the Companies.

“Law” shall mean all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law in any jurisdiction of the United States or Hong Kong or any other applicable foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Liability” as used either singularly or in the plural shall mean any liability, debt or obligation of the Companies, including any drawdowns under any loans made to the Companies.

“Lien” shall mean with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such share, property or asset.

“Loss” shall mean any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, reasonable court costs, reasonable fees of attorneys, reasonable retainers, reasonable fees of accountants and other experts or other reasonable expenses of litigation, reasonable witnesses costs/expenses or other proceedings or of any claim, default or assessment).

“Market Capitalization” shall mean the market capitalization of the Companies at the close of the first day of trading of the public listing of the Companies or their businesses on any of the Hong Kong Stock Exchange, NASDAQ or London Stock Exchange.

“Material Adverse Effect” shall mean a material adverse effect upon (financial or otherwise) the business, assets or results of operations or prospects of the Companies.

“Maturity Date” shall mean the date which is eighteen (18) months from Closing.

“Order” shall mean any writ, judgement, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Person” shall mean an individual, partnership, corporation, association, trust, joint venture, unincorporated organization, and any government, governmental department or agency or political subdivision thereof.

“Proceeding” shall have the meaning give in Section 3.08.

“Promissory Note” shall mean the note in a form satisfactory to the Seller and the Purchaser and substantially similar to that attached as Attachment A duly signed by all relevant parties.

“Records” means originals and copies, of all books, files, reports, records, correspondence, documents and other material of or relating to or used in connection with the Companies and including, without limitation: (a) all relevant by-laws and certificates of incorporation, minute books, statutory books and registers, books of account and copies of taxation returns; (b) sales literature, market research reports, brochures and other promotional material; (c) all sales and purchasing records; and (d) lists of all regular suppliers and customers.

“Seller” shall have the meaning given in the Recitals hereto.

“Subsidiaries” when used in plural or “Subsidiary” when used singly shall mean, in relation to the Companies, a corporate entity whose voting shares are owned more than 10% by the Companies.

“Taxation” shall mean any taxation, duty, impost, levy, tariff or contribution (together with any interest any penalty relating thereto) imposed or administered by any Governmental or Regulatory Authority.

“Total Consideration” shall have the meaning given to such term in Section 2.02(a).

“Tranche 1 Consideration” shall have the meaning given to such term in Section 2.02(a).

“Transaction Documents” shall mean this Agreement (and all relevant share transfers, share certificates, board and shareholder resolutions and any other ancillary documents required for the consummation of this Agreement) and the Promissory Notes.

“Transfer” shall mean the making of any sale, exchange, assignment or gift, the granting of any security interest, pledge or other encumbrance in, or the creation of, any voting trust or other agreement or arrangement with respect to the transfer of voting rights in the Equity Interest, or the creation of any other claim thereof or any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title or interest or possession in or of the Equity Interest.

“U.S.” or “US” shall mean the United States of America.

“Warranties” shall have the meaning given in Section 9 and “Warranty” shall have a corresponding meaning.

1.02 Principles of Construction.

(a) All references to sections, schedules and exhibits are to sections, schedules and exhibits in or to this Agreement unless otherwise specified. The words “hereof,” “herein,” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provisions of this Agreement.

(b) All accounting terms not specifically defined herein shall be construed in accordance with generally accepted accounting principles in the United States.

(c) The singular terms include the plural and the plural terms include the singular.

(d) The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

Section 2. Sale and Purchase of the Equity Interest and Consideration.

2.01 Sale and Purchase of the Equity Interest.

(a) Subject to the terms and conditions hereof, and in reliance upon the warranties and covenants contained in this Agreement as of the Effective Date and on the Closing Date, the Purchaser agrees to purchase the Equity Interest from the Seller and the Seller agrees to sell, transfer, convey, assign and deliver the Equity Interest to the Purchaser.

(b) The Seller hereby waives in favor of the Purchaser any pre-emptive or other rights that the Seller has now or might otherwise have in respect of any of the Equity Interest held by the Seller prior to Closing. The Seller agrees that the Equity Interest will be transferred free from any Lien and with all rights, including dividend rights, attached or accruing to them on and from the Closing Date.

2.02 Consideration.

(a) Total Consideration. Subject to terms and conditions hereof, the consideration to be paid for the Equity Interest by the Purchaser shall be an aggregate of: (a) an amount equal to $110,000,000 (the “Tranche 1 Consideration”); and (b) an amount (if any) to be determined in accordance with Section 2.02(c) (the “Bonus Consideration”). The aggregate of the Tranche 1 Consideration and the Bonus Consideration shall be the “Total Consideration”. The Tranche 1 Consideration shall be paid in a manner set out in Section 2.02(b) and the Bonus Consideration (if any) shall be paid in a manner set out in Sections 2.02(c). Notwithstanding anything else contained in this Agreement, in no event shall the Total Consideration in aggregate exceed $135,000,000.

(b) Tranche 1 Consideration. The Tranche 1 Consideration shall be shall be payable as follows:

(i)	$50,000,000 in cash to be paid by electronic transfer to the account of the Seller and shall be deemed to be made when it reaches the bank account of the Seller and;

(ii)

$60,000,000 in the form of a non-secured Promissory Note. The Promissory Note shall (i) be executed by the Purchaser at Closing, (ii) be payable to the order of the Seller or such other person or Affiliate of the Seller as designed by the Seller from time to time, (iii) mature on the earlier of the Maturity Date or the date which the Purchaser shall have provided at least 5 days written notice to the Seller. The unpaid principal amount of the Promissory Note shall bear interest from Closing until such principal amount is paid in full at a rate equal to five percent (5%) calculated on the basis of a 365 day year. Interest shall be payable (i) at the time of the prepayment in respect of any prepayment (on the amount prepaid), and, (ii) on the Maturity Date. The Purchaser shall have the right to prepay the Promissory Note in whole or in part, without premium or penalty, from time to time on the following terms and conditions: Purchaser shall give the Seller written notice (or telephonic notice promptly confirmed in writing) of its intent to prepay the Promissory Note and the amount of such prepayment, which notice shall be given by the Purchaser at least five (5) Business Days prior to the date of such prepayment and each partial prepayment shall be in an aggregate principal amount of at least $10,000,000

(c) Bonus Consideration. A Bonus Consideration will be paid to the Seller if and only if each of the following occur: (i) the Companies or their businesses are listed by the Purchaser within twelve (12) months of Closing on any of NASDAQ, the Hong Kong Stock Exchange, or the London Stock Exchange; and (ii) the Market Capitalization is greater than the Tranche 1 Consideration. In the event that a Bonus Consideration is payable and in the event that the difference between the Market Capitalization and the Tranche 1 Consideration is greater than zero (the “Difference Amount”), then the Bonus Consideration shall equal the Difference Amount multiplied by 5%.

Example:

Assuming that the Tranche 1 Consideration is $100 million and the Market Capitalization of the Companies or their business is $200 million, then the Bonus Consideration will be $200 million X 5% = $10 million.

Any Bonus Consideration shall be payable within thirty (00) days after the public listing of the Companies or their businesses on any of NASDAQ, the Hong Kong Stock Exchange or the London Stock Exchange. Notwithstanding anything else contained in this Agreement, in no event shall the Bonus Consideration in aggregate exceed $25,000,000.

(d) Hold back. Any Bonus Consideration earned but not yet paid shall be available to the Purchaser for the satisfaction of any Loss arising during the Indemnified Period (“Hold Back Amount”) in respect of breaches of, or inaccuracies in, the Warranties given by the Seller herein or the nonfulfillment of, or failure to perform, any covenant or agreement on the part of the Seller contained in this Agreement or the Transaction Documents and/ or brought by the Purchaser against the Seller pursuant to the indemnifications granted under Section 10. The Purchaser may set off and apply any such amounts owed to it by the Seller against the Hold Back Amount to reduce the amount of any Bonus Consideration due to the Seller. For the avoidance of doubt, this Section 2.02(d) does not limit in any way the liability of the Seller to the Purchaser for any breach of this Agreement.

2.03 Closing. The closing for the purchase and sale of the Equity Interest (the “Closing”) shall be December 29, 2006 (the “Closing Date”) at the offices of the Purchaser in Hong Kong, or (if not such date) as soon as possible thereafter, but in no event later than ten (10) Business Days after satisfaction of the conditions set forth in Section 7 and 8, or some other time, date and place as the Parties may agree. At the Closing:

(a) the Purchaser agrees to purchase the Equity Interest from the Seller, and the Seller agrees to: (i) sell, transfer, convey, assign and deliver the Equity Interest to the Purchaser; and (ii) give the undertakings and make the covenants set forth in this Agreement. Such issuance, sale, transfer, conveyance, assignment and delivery of the Equity Interest shall convey good and marketable title to the Equity Interest held by the Seller, free and clear of any and all Liens; and

(b) the Seller shall deliver to the Purchaser share transfers and certificate(s) in a registrable form evidencing the Equity Interest duly endorsed in blank or with stock powers duly executed together with all duly executed documents and forms required for the stamping of the transfers in respect of the conveyance of the Equity Interest to the Purchaser in accordance with the Companies’ Constitution.

The payment of the Tranche 1 Consideration shall be the last action performed at Closing and shall be made promptly after receipt by the Purchaser of the Equity Interest. The payment of any of the Total Consideration by the Purchaser shall be unequivocally conditioned upon: (a) the Seller’ due performance of the covenants herein; and (b) the execution of the other Transaction Documents; and (d) each of the other conditions precedent set out in this Section 2 and Section 7.

Section 3. Representations and Warranties of the Warrantors.

Without prejudice to the generality of the following paragraph, the Seller represents and warrants to the Purchaser as of the Effective Date and the Closing all of the following:

3.01 Authority. (a) The Seller is a corporation duly organized, validly existing, and in good standing under laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its businesses as now conducted and to own, use and lease its assets and properties. At least 50% of the independent stockholders of the China.com Inc, the ultimate holding company of the Seller, present or by proxy at an extraordinary general meeting of China.com Inc to be convened have approved the transactions contemplated by this Agreement and each of the Transaction Documents therein. The affirmative votes of 50% of the independent stockholders of the China.com Inc present or by proxy at an extraordinary general meeting of China.com Inc to be convened are the only votes of the holders of the Companies’ capital stock necessary to approve this Agreement and the Transaction Documents and the transactions contemplated therein. This Agreement and the Transaction Documents have been duly and validly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with there terms. No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the winding-up of the Companies. No distress, execution or other similar order or process has been levied on any of the property or assets of the Companies. No voluntary arrangement has been proposed or reached with any creditors of the Companies. No receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to the Companies. The Companies are able to pay their debts as and when they fall due and the Companies are not insolvent.

(b) The Seller has full legal capacity, power and authority to enter into, execute and deliver this Agreement and, where applicable, the Transaction Documents, and to perform its obligations hereunder, thereunder and under each of the other documents required to be entered into pursuant hereto. This Agreement and each applicable Transaction Documents have been duly and validly executed and delivered by the Seller and when executed will constitute a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms. No meeting has been convened or resolution proposed, or petition presented, and no order has been made, for the bankruptcy of the Seller. The Seller is able to pay its debts as and when they fall due.

3.02 Organization and Authorization of the Companies. (a) The Companies are corporations duly organized, validly existing, and in good standing under laws of their jurisdiction of incorporation and have all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on their businesses as now conducted and to own, use and lease its assets and properties. The Companies are duly qualified to do business in each jurisdiction where they carry on business and are in good standing in each jurisdiction where they carry on business.

(b) The Companies have full corporate power to own its properties, assets and business and to carry on its business operations and has done everything necessary to do business lawfully in the aforementioned jurisdictions.

(c) The Records are: (i) complete, true and accurate in all material respects; (ii) give a materially accurate view of the trading transactions, financial and contractual position of the Companies and of its assets and liabilities; (iii) as far as is relevant, have been prepared in accordance with all relevant laws; (iv) are in the possession of the Companies in their original form.

(d) The Companies have filed and/or registered all company filings and other Records as and where required to be filed and/or registered.

3.03 Capitalization & Ownership. (a) As at the Closing Date, the issued capital stock of: (a) Prime Leader Holdings Limited consists of one share; and (b) CDC Games Limited consists of one share. All of the issued shares have been duly authorized and validly issued to the Seller and are fully paid and non-assessable, have been issued in compliance with all applicable Law, including securities Laws, and was not issued in violation of or subject to any preemptive rights, put or call rights or obligations, rights of first refusal, anti-dilution rights or liquidation rights or other rights to subscribe for or purchase securities of the Companies.

Aside from the Equity Interest, there are no authorized, issued or outstanding shares of the Companies. The Equity Interest comprise the whole of the issued ordinary share capital of the Companies. The Seller is the registered holder and beneficial owner of the Equity Interest. Upon the consummation of the Closing, 100% of the Common Stock of the Companies will be issued and outstanding to the Purchaser.

(b) The Equity Interest is not, and shall not be, encumbered by any Lien or other interests of any other third party whatsoever. The Seller is the recorded and beneficial owner of all of the Equity Interest, free and clear of any Lien and any other limitation or restriction (including without limitation, any restriction on the right to vote, sell or otherwise dispose of the Equity Interest), and will transfer and deliver to the Purchaser at the Closing valid title to the Equity Interest free and clear of any Lien and any such limitation or restriction. None of the Equity Interest has been transferred, sold, exchanged, assigned or given as a gift, granted as a security interest, pledged or encumbered, made part of any voting trust or other agreement or arrangement with respect to the transfer of voting rights therein.

(c) There are no outstanding (i) shares of capital stock or voting securities of the Companies, (ii) securities of the Companies convertible into or exchangeable for shares of capital stock or voting securities of the Companies; or (iii) options or other rights to acquire from the Companies, pre-emptive rights, conversion rights, Liens or any other obligation of the Companies to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Companies (collectively referred to as “Companies Securities”). There is no option, right to acquire, pre-emptive rights, conversion rights, mortgage, charge, pledge, Lien or other form of security or any other agreement or commitment of any nature whatsoever, over or affecting the Equity Interest and there is no agreement or commitment to give or create any of the foregoing. There are no outstanding obligations of the Companies to repurchase, redeem or otherwise acquire any Companies Securities.

(d) There is no restriction(s) on the sale or transfer of any of the Equity Interest to the Purchaser whatsoever.

3.04 Noncontravention. The execution, delivery and performance by the Seller of this Agreement and the Transaction Documents do not, and the performance by the Seller of its obligations under this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby will not:

(a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the Constitution or any resolutions of the shareholders or directors of the Seller or the Companies;

(b) conflict with or result in a violation or breach of any term or provision of any Law or Order of any governmental, administrative or regulatory body applicable to the Seller or the Companies or any of their respective assets and properties; nor

(c) (i) conflict with or result in a violation or breach of, (ii) constitute a default under, (iii) require the Seller or the Companies to obtain any consent, approval or action under, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon the Seller or the Companies or any of their respective assets or properties under, any contract or license to which the Seller or the Companies are a party or by which any of their respective assets or properties is bound.

3.06 Books and Records. The share transfer ledgers and other similar records of the Companies, accurately reflect all record transfers prior to the execution of this Agreement in the equity of the Companies.

3.06 No Undisclosed Liabilities or Indebtedness. The Companies do not have any material liability or obligation of any nature (whether known or unknown and whether absolute, accrued, contingent, or otherwise) that is not disclosed in the most current unaudited balance sheets of the Companies.

3.07 Taxes. (a) The Companies have paid when due, and has withheld, deducted and accounted to the relevant authorities for, all taxes, levies, assessments, contributions, fees, rates, duties, and other governmental or municipal charges or impositions (including without limitation provisional taxation, income tax, corporation tax, capital gains tax, goods and services tax, value added tax, fringe benefits tax, payroll tax, national insurance contributions, group tax, water and municipal rates and stamp and customs duty) which it has become liable to pay, withhold, deduct or account for on or before the date hereof. For the purposes of this Section 3.07(a) “a liability to pay” includes a liability to pay any penalty or interest. Neither the Companies, nor any respective director or officer of the Companies have paid or become liable to pay any fine, penalty, surcharge or interest in relation to tax in relation to the activities of the Companies.

(b) All amounts of income tax and national insurance contributions required by any Law to be deducted by the Companies from the salary or wages of employees have been duly deducted and, where required, duly paid.

3.08 Litigation/Products. There is no action, suit, arbitration proceeding, inquiry, claim or investigation pending against, or threatened against either the Companies or the Seller or any of their respective properties before any court or arbitrator or any governmental body, agency or official (whether or not the defense thereof or liabilities in respect thereof are covered by insurance) (any “Proceeding”).

3.09 Employees. With respect to each agreement with employees and contractors of the Companies, the Companies have duly performed and complied with all of its obligations (including, but not limited to, the making all payments for services rendered, and other benefits) in all material respects. The Companies have duly complied with applicable employment regulations and Laws respecting employment and employment practices, terms and conditions of employment, wages and hours, and are not engaged in any unfair labor practices. The Companies have paid to the relevant

Governmental and Regulatory Authority, all taxes, all contributions and other levies due in respect of all of the Companies’s employees and contractors (past and present) in respect of their employment or services up to the Closing Date. No employee or contractor has any rights to the Intellectual Property and IP Assets, including the right to receive royalties or other payments from the Companies. There is no industrial action or dispute threatened or existing or anticipated in respect of or concerning any of the current or former employees of the Companies relating to or based on any facts or circumstances (or part thereof) arising or existing prior to Closing (“Employee Litigation”). There are no facts or circumstances which are likely to result in such a dispute.

3.10 Real Property. The Companies own no real property whatsoever.

3.11 Intellectual Property. (a) The Companies have not, on their own behalf or through an agent, infringed upon, misappropriated, or used without a required license, any Intellectual Property of third parties. The Companies have not on their own behalf or through an agent, received any written charge, complaint, claim, demand, or notice alleging any such infringement, misappropriation, or misuse that has not been finally resolved (including any claim that the Companies must license or refrain from using any Intellectual Property of any third party). No third party has infringed upon, misappropriated, or otherwise misused any Intellectual Property that would have a Material Adverse Effect on the Companies.

(b) With respect to the Intellectual Property that a third party owns and that the Companies use pursuant to applicable licenses, sublicenses, agreements, or permission:

(i) the license, sublicense, agreement, or permission are legal, valid, binding, enforceable according to the applicable terms by the applicable party against the other party thereto, and in full force and effect;

(ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms immediately following the consummation of the transactions contemplated hereby;

(iii) the Companies are not in breach or default of any such license, sublicense, agreement or permission, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

(iv) no party to the license, sublicense, agreement, or permission has overtly repudiated any provision thereof by written notice to the Companies or any representatives thereof.

3.12 Licenses. The Companies possesses such permits, licenses, approvals, consents and other authorizations (collectively, “Governmental Licenses”) issued by any regulatory agencies or bodies in any jurisdiction that the Companies conducts business. The Companies are in compliance with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. The Companies have not received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses. All consents, approvals and actions of, filings with and notices to any third party, Governmental or Regulatory Authority necessary to permit the Seller or the Companies to perform their respective obligations under this Agreement and each of the Transaction Documents and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, and shall be in full force and effect.

3.13 Disclosure and Information. (a) No representation or warranty contained in this Agreement and given by, or on behalf of, the Seller or in any certificate, list or other writing furnished to the Purchaser pursuant to any provision of this Agreement contains any untrue statement or omits to state a fact necessary in order to make the statements herein or therein, in the light of the circumstances under which they were made, not misleading in any material respect.

(b) (i) So far as the Seller is aware, having made due and proper enquiries, there are no material facts or circumstances relating to the Equity Interest, the Companies, any of the Assets or the financial position, operations, profitability or prospects of the Companies which have not been disclosed to the Purchaser in writing prior to the Closing. (ii) Save as disclosed to the Purchaser in writing prior to the Closing, there are no facts or circumstances other than those affecting all companies in the same or similar business to a similar extent which might reasonably be expected adversely to affect the financial position, operations, profitability or prospects of the Companies in any material respects.

(c) All information given in writing (whether in document, email, spreadsheet or other form) in relation to the Companies, the Seller, (including, without limitation, any director, or Key Employee) to the Purchaser in the course of negotiations leading to this Agreement and Closing is true and correct in all material respects.

3.14 Powers of Attorney. There are no outstanding powers of attorney executed on behalf of the Companies.

3.15 No Illegal Payments, etc. Neither of the Companies nor any of their officers, employees, agents or Affiliates has directly or indirectly given or agreed to give any illegal gift, contribution, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was or is in a position to help or hinder the business (or assist in connection with any actual transaction) or made or agreed to make any illegal contribution, or reimbursed any illegal political gift or contribution made by any other person, to any candidate for federal, state, local or foreign public office.

3.17 No Bankruptcy or Insolvency (a) No order has been made, or petition presented, or resolution passed for the winding-up or bankruptcy of the Companies or the Seller. None of the Seller or the Companies have had:

(i) any petition or order for winding-up or bankruptcy filed against it;

(ii) any appointment of a receiver over the whole or part of the undertaking of its assets;

(iii) any petition or order for administration against it;

(iv) any voluntary arrangement between any creditor and it;

(v) any distress or execution or other process levied in respect of it which remain undischarged; or

(vi) any unfulfilled or unsatisfied judgment or court order against it over the amount of $5,000.

(b) None of the Seller or the Companies are insolvent and each can pay its debts as and when they fall due.

(c) There are no circumstances which would entitle any Person to present a petition for the winding-up or administration (or like action) of the Companies or the Seller or to appoint a receiver over the whole or any part of the undertaking or assets of the Companies or the Seller.

Section 4. Representations Warranties of the Purchaser.

4.01 Organization of the Purchaser. The Purchaser represents and warrants that the Purchaser is a corporation duly organized validly existing and in good standing under the laws of the Cayman Islands and has all requisite power and authority to enter into and perform its obligations under this Agreement and the Transaction Documents. Once executed by the Purchaser, this Agreement and the Transaction Documents required to be executed by the Purchaser have been duly and validly executed and delivered by the Purchaser and when duly executed will constitute a legal, valid and binding obligation of the Purchaser enforceable against such Purchaser in accordance with its terms subject to bankruptcy, reorganization, insolvency, moratorium, restructuring or similar laws of general applicability relating to or affecting creditors’ rights generally and to general principles of equity.

4.02 Authority. The Purchaser has the full legal power and authority to enter into, execute and deliver this Agreement and, where applicable, the Transaction Documents, and to perform its obligations hereunder and thereunder.

Section 5. Covenants of the Seller.

The Seller covenants and agrees with the Purchaser, except to the extent the Purchaser may otherwise consent in writing, as follows:

5.01 Fulfilment of Conditions. The Seller will execute and deliver at the Closing each instrument that the Seller and the Companies are required under this Agreement to execute and deliver as a condition to the Closing, shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy all other conditions to the obligations of the Purchaser contained in this Agreement and shall not permit the Companies to take, or fail to take, any action that could reasonably be expected to result in the non-fulfilment of any such condition. Without limiting the generality of the foregoing, the Seller and the Companies shall not take or omit to take any reasonable action, or permit such action or omission if it reasonably can be expected that as a result of such action or omission, any representation or warranty made by the Seller or the Companies under this Agreement shall not be true and correct in all respects at and as of the Closing Date as if made on that date.

5.02 Notice and Cure. The Seller shall notify the Purchaser promptly in writing of, and contemporaneously, shall provide true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance occurring after the Effective Date that causes or shall cause any covenant or agreement of the Seller under this Agreement to be breached or that renders or shall render untrue any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. The Seller shall notify the Purchaser promptly in writing of, and shall use all commercially reasonable efforts to cure, before the Closing, any violation or breach of any representation, warranty, covenant or agreement made by such party in this Agreement, whether occurring or arising before, on or after the Effective Date. No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit the right of the Purchaser to seek indemnity under this Agreement.

5.03 Cooperation. The Seller agrees and undertakes to promptly use its reasonable efforts to assist the Purchaser to effect the transfer of the Equity Interest to the Purchaser and to execute all documents, papers, forms, authorizations, declarations or oaths, obtain the consents, releases and waivers of third parties and Governmental or Regulatory, and take any other steps that may be necessary to do so in order to consummate the transactions contemplated under this Agreement and each Transaction Document.

5.04 Power of Attorney. Upon Closing, the Seller hereby appoints the Purchaser to be its attorney in relation to the Purchaser’s relevant Equity Interest from the Closing until the relevant Equity Interest is registered in the name of the Purchaser. The Purchaser may do in the name of the Seller and on its behalf everything necessary or expedient, in the Purchaser’s sole discretion to: (a) transfer the relevant shares; (b) exercise any rights, including rights to appoint a proxy or representative and voting rights, attaching to the relevant Equity Interest; (c) receive any dividend or other entitlement paid or credited to the Seller in respect of the relevant Equity Interest; (d) do any other act or thing in respect of the relevant Equity Interest. The Seller declares that all acts and things done by the Purchaser in exercising powers under this power of attorney will be as good and valid as if they had been done by such Seller and agrees to ratify and confirm whatever the Purchaser does in exercising powers under this power of attorney. The Seller declares that this power of attorney of the Purchaser is given for valuable consideration and is irrevocable from the Closing until the relevant Equity Interest is registered in the name of the Purchaser.

Section 6. Covenants of the Purchaser.

The Purchaser covenants and agrees with the Seller, except to the extent the Seller may otherwise consent in writing, as follows:

6.01 Notice and Cure. The Purchaser shall notify the Companies in writing of, and contemporaneously, shall provide true and complete copies of any and all information or documents relating to, and will use all commercially reasonable efforts to cure before the Closing, any event, transaction or circumstance occurring after the Effective Date that causes or shall cause any covenant or agreement of the Purchaser under this Agreement to be breached or that renders or shall render untrue any representation or warranty of such party contained in this Agreement as if the same were made on or as of the date of such event, transaction or circumstance. The Purchaser shall notify the Companies promptly in writing of, and shall use all commercially reasonable efforts to cure, before the Closing, any violation or breach of any representation, warranty, covenant or agreement made by such party in this Agreement, whether occurring or arising before, on or after the Effective Date. No notice given pursuant to this Section shall have any effect on the representations, warranties, covenants or agreements contained in this Agreement for purposes of determining satisfaction of any condition contained herein or shall in any way limit the right of the Companies or the Seller to seek indemnity under this Agreement.

6.02 Fulfilment of Conditions. The Purchaser will execute and deliver at the Closing each instrument that the Purchaser is required to execute and deliver as a condition to the Closing, shall take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy all other conditions to the obligations of the Seller and the Companies contained in this Agreement and shall not take, or fail to take, any action that could reasonably be expected to result in the non-fulfilment of any such condition. Without limiting the generality of the foregoing, the Purchaser shall not take or omit to take any reasonable action, or permit such action or omission if it reasonably can be expected that as a result of such action or omission, any representation or warranty made by the Purchaser under this Agreement shall not be true and correct in all respects at and as of the Closing Date as if made on that date.

6.03 Cooperation. The Purchaser agrees and undertakes to promptly use its reasonable efforts to assist the Seller to effect the transfer of the Equity Interest to the Purchaser and to execute all documents, papers, forms, authorizations, declarations or oaths, obtain the consents, releases and waivers of third parties and Governmental or Regulatory Authorities, and take any other steps that may be necessary to do so in order to consummate the transactions contemplated under this Agreement and each Transaction Document.

Section 7. Conditions to Obligations of the Purchaser.

The obligations of the Purchaser under this Agreement are subject to the fulfilment, at or before the Closing of each of the following conditions the satisfaction of which will be determined by the Purchaser acting reasonably (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion):

7.01 Warranties. Each of the warranties made by the Seller in this Agreement and the Transaction Documents shall be true and correct in all respects in which they are given on and as of the Effective Date and the Closing Date as though such representation or warranty was made on each of those dates.

7.02 Regulatory Approval. All consents, approvals and actions of, filings with and notices to any third party, Governmental or Regulatory Authority necessary to permit the Seller and the Companies to perform their respective obligations under this Agreement and each of the Transaction Documents and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, and shall be in full force and effect as at the Closing Date.

7.03 Proceedings. All proceedings to be taken on the part of the Seller or the Companies in connection with the transactions contemplated by this Agreement, the Transaction Document and all documents incident thereto shall be reasonably satisfactory in form and substance to the Purchaser, and the Purchaser shall have received copies of all such documents and other evidences as the Purchaser may reasonably request in order to establish the consummation of such transactions and the taking of all proceedings in connection therewith.

7.04 Share Transfers/Certificates. The Purchaser shall have received duly executed transfers of the Equity Interest in its favor, in a registrable form and in accordance with the Companies’ Constitution representing the Equity Interest, together with share certificates for such Equity Interest and all other consents, approvals and/or documents needed by the Purchaser to register the transfers and obtain ownership of the Equity Interest as the Purchaser may require.

7.05 Board Approval of the Companies. The Board of the Companies shall have: (a) approved the execution of the Transaction Documents and the transactions contemplated herein and therein; (b) approved the transfer of the Equity Interest; (c) resolved and directed that the transfers of the Equity Interest are registered; and (d) approved the appointment of the representatives of the Board selected by the Purchaser and the resignation of all directors who were on the Board prior to the Closing, but so that a properly constituted board of directors is in existence at all times.

7.06 Shareholder Approval. At least 50% of the independent stockholders of the China.com Inc, the ultimate holding company of the Seller, present or by proxy at an extraordinary general meeting of China.com Inc to be convened having approved the execution of this Agreement and the transactions contemplated herein and therein by the Seller.

7.07 Approval of the Purchaser’s Board of Directors or delegated subcommittee. The board of directors of the Purchaser or its delegated subcommittee shall have authorized and approved each of: (i) the terms and conditions of this Agreement and each Transaction Document; and (ii) the execution and performance of this Agreement and each Transaction Document by a duly authorized officer or director of the Purchaser and the transactions contemplated herein and therein; and

Section 8. Conditions to Obligations of the Seller.

The obligations of the Seller hereunder are subject to the fulfilment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Seller in their sole discretion):

8.01 Warranties. Each of the warranties made by the Purchaser in this Agreement shall be true and correct in all respects in which they are given on and as of the Closing Date as though such representation or warranty was made on and as of the Closing Date.

8.02 Regulatory Approval. All consents, approvals and actions of, filings with and notices to any third party, Governmental or Regulatory Authority necessary to permit the Purchaser to perform its obligations under this Agreement and to consummate the transactions contemplated hereby and thereby shall have been duly obtained, made or given, and shall be in full force and effect.

Section 9. Representations, Warranties, Covenants and Agreements.

Unless otherwise expressly provided for in this Agreement:

(a) All representations and warranties contained in this Agreement (the “Warranties”), any schedule, exhibit, or certificate or document delivered pursuant hereto in connection with the transactions contemplated by this Agreement or the Transaction Documents shall survive through to the date prescribed by Section 10.03 of this Agreement.

(b) The covenants and agreements of the Parties shall survive the Closing.

(c) None of the Warranties are extinguished or affected by any investigation made by or on behalf of a Party into the affairs of another Party. Each Party acknowledges that it has made and given the Warranties with the intention of inducing the other Parties to enter into this Agreement and the Purchaser has entered into this Agreement in full reliance on the Warranties given hereunder. The Purchaser confirms that at Closing neither it nor any of its employees, agents or consultants has actual knowledge of any facts which may lead to a claim for breach of the Warranties.

Section 10. Indemnification

10.01 Indemnification. (a) By Warrantors. The Seller (an “Indemnifying Party”), shall indemnify the Purchaser and the Purchaser’s officers, directors, shareholders and Affiliates (each an “Indemnified Party”“) in respect of, and hold each of them harmless from and against, any and all Loss or liability suffered, incurred or sustained by any of them, resulting from, arising out of or associated with any misrepresentation, inaccuracy in or breach of any Warranty or the nonfulfillment of, or failure to perform, any covenant or agreement on the part of the Seller contained in this Agreement or the Transaction Documents;

(b) If any Indemnified Party is entitled to indemnification under this Section 10.01 for some or a portion of the Loss or liability suffered, incurred or sustained by it but not for the total amount, each Indemnifying Party shall indemnify such Indemnified Party for the portion of such Loss or liability as to which the Indemnified Party is so entitled.

10.02 Method of Asserting Claims and Limitations of Liability.

(a) Notwithstanding any other provision contained herein each party’s liability under this Agreement including, without limitation under the warranties contained in Section 3 hereof, shall be limited in the manner set out in this Section 10.02.

(b) No claim may be made in respect of any breach of this Agreement unless the Purchaser shall first have notified the transaction in writing to the Seller, setting out the details of a claim and a bona fide estimate (where reasonably practicable) of the amount of such claim (“Claim Notice”) within the Indemnified Period.

(c) Without in any way limiting any of its other rights or remedies under Section 10.01, Section 10.02 or at law, if the Purchaser is entitled to indemnification under this Agreement, it may, in its sole and absolute discretion, set-off and deduct the amount of any Claim in accordance with Section 2.02(d).

(d) For the avoidance of doubt, provided that it has suffered a Loss it is not necessary for an Indemnified Party to incur expense or make payment before enforcing a right of indemnity conferred by this Section and in any dispute the onus of disproving that a Claim (as defined below) falls within this Section 10.01 shall be on the Indemnifying Party. A “Claim” shall include any claim or demand in respect of which an Indemnified Party may seek indemnity under Section 10.01 which may arise by way of discovery by the Indemnified Party or by way of a third party asserting or threatening a claim against or seeking to collect a related obligation against such Indemnified Party. The Indemnifying Party shall be liable for the full amount of any Claim plus interest rate of 1.5% above the base lending rate of Barclays Bank Plc.

(e) Failure by an Indemnified Party to provide a Claim Notice with reasonable promptness of the Indemnified Party receiving notice of a Claim will not prevent the Indemnified Party from so making a claim and being indemnified under this Section 10 provided: (i) that the Indemnifying Party’s ability to defend has not been substantially prejudiced by such failure of the Indemnified Party; and (ii) that the delay does not result in the delivery of notice after the relevant indemnification period has expired.

(f) The liability of the Seller shall be limited to the amount of the Total Consideration.

(g) If the Seller pays any Claim and the Purchaser or Companies subsequently recovers from a third party (including an insurance Companies) a sum for the same Claim, the Purchaser will (and will procure that the Companies will) promptly repay to the Seller the sum recovered less the reasonable costs of recovery and any taxation (or similar obligation) suffered or to which the Companies may become liable in respect of the receipt of those sums.

10.03 The Seller covenants to pay to the Purchaser an amount equal to any liability of the Companies to make a payment of or in respect of Taxation which arises as a consequence of any act, event or transaction occurring on or before Closing or in respect of income, profits or gains earned, accrued or received on or before Closing.

Section 11. Termination

11.01 Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a) at any time after December 31, 2006 in the event that Closing has not taken place by that date, by either the Purchaser or the Seller upon written notice to the other; or

(b) at any time before the Closing, by the Seller or the Purchaser, in the event (i) of a material breach hereof by any non-terminating party if such non-terminating party fails to cure such breach within seven (7) Business Days following notification thereof by the terminating party or (ii) upon notice to the non-terminating party by the terminating party that the satisfaction of any material condition to the terminating party’s obligations under this Agreement becomes impossible or impracticable with the use of commercially reasonable efforts if the failure of such condition to be satisfied is not caused by a material breach hereof by the terminating party (but not otherwise).

11.02 Effect of Termination. If this Agreement is validly terminated pursuant to Section 11.01, this Agreement will forthwith become null and void, and there will be no liability or obligation on the part of the Seller or the Purchaser (or any of their respective officers, directors, employees, agents or other representatives or Affiliates), except that the provisions with respect to the indemnifications in Section 10 and confidentiality in Section 12.09 shall continue to apply following any such termination.

Section 12. Miscellaneous

12.01 Notices. All notices, requests, demands, consents, instructions or other communications required or permitted hereunder shall be in writing and by fed ex, courier or fax to each party as follows:

If to the Seller, to

33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(fax no. (852)2237-7227)

If to the Purchaser, to:

33/F, Citicorp Centre, 18 Whitfield Road, Causeway Bay, Hong Kong

(fax no. (852)2237-7227)

All such notices, requests, demands, consents, instructions or other communications shall be effective: (a) when sent by Federal Express or other overnight service of recognized standing, on the second business day following the deposit with such service; and (b) when faxed, upon confirmation of receipt regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section. Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

12.02 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

12.03 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

12.04 Assignment; Binding Effect. Subject always to the subsequent sentence, neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except for assignments and transfers by operation of Law. At any time after the Bonus Consideration (if any) has been paid, the Purchaser may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under Section 10) provided that, each such assignee agrees in writing to be bound by all of the terms, conditions and provisions contained herein. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

12.05 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby: (a) such provision will be fully severable; (b) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom; and (c) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible.

12.06 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong without giving effect to the conflicts of laws principles thereof.

12.07 Jurisdiction. Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought against any of the parties in the courts of Hong Kong and each of the parties hereby consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid therein.

12.08 Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

12.09 Confidentiality. Each party hereto will hold, and will use its reasonable endeavors to cause its Affiliates to hold, in strict confidence from any Person (other than any such Affiliate, unless: (i) compelled to disclose by judicial or administrative process (including without limitation in connection with obtaining the necessary approvals of this Agreement and the transactions contemplated hereby of Governmental or Regulatory Authorities) or by other requirements of Law; or (ii) disclosed in any action, suit, proceeding, inquiry, investigation either before or brought by Governmental or Regulatory Authority or otherwise, brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder), all documents and information concerning the other party or any of its Affiliates furnished to it by the other party in connection with this Agreement or the transactions contemplated hereby, including, without limitation, the terms and conditions of this Agreement except to the extent that such documents or information can be shown to have been: (a) previously known by the party receiving such documents or information; (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party; or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential. In the event the transactions contemplated hereby are not consummated, upon the request of the other party, each party hereto shall, and shall cause its Affiliates to, promptly redeliver or cause to be redelivered all copies of documents and information furnished by the other party in connection with this Agreement or the transactions contemplated hereby and destroy or cause to be destroyed all notes, memoranda, summaries, analyses, compilations and other writings related thereto or based thereon prepared by the party furnished such documents and information.

12.10 Further Assurances. Each party agrees, at its own expense, on the request of any other party, to do everything reasonably necessary to give effect to this Agreement and the transactions contemplated by it (including, without limitation, the execution of documents) and to use all reasonable endeavours to cause relevant third parties to do likewise.

[INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto, and shall be effective as of the date first above written

CDC GAMES CORPORATION

By:	/s/ Simon Wong
Name:	Simon Wong
Title:	Director

CHINA.COM CORP. LIMITED

By:	/s/ Xiaowei Chen
Name:	Xiaowei Chen
Title:	Director